SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                       For the month of: November 6, 2001



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                    2 Ha'Carmel Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

                               Given Imaging Ltd.


The following exhibits are filed as part of this Form 6-K:


Exhibit   Description
-------   -----------


A. Press release dated November 6, 2001 entitled "Given Imaging Announces Third Quarter Results."


B. Unaudited interim consolidated financial statements of Given Imaging Ltd. as of September 30, 2001.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      GIVEN IMAGING LTD.


Date:    November 6, 2001             By:   /s/  Gavriel Meron
                                           ----------------------------------
                                            Name:     Gavriel Meron
                                            Title:    President and
                                                      Chief Executive Officer

                                                                       EXHIBIT A

                  GIVEN IMAGING ANNOUNCES THIRD QUARTER RESULTS
                  ---------------------------------------------

                     Reporting its First Quarter of Revenues

Yoqneam, Israel, November 6, 2001 -- Given Imaging (NASDAQ:GIVN) announced today third quarter results for the period ending September 30, 2001 and its first quarter of publicly reported results. The company registered net revenue of $1.3 million in the third quarter of 2001, the quarter in which it received clearance from the U.S. Food and Drug Administration to market the Given(R) Diagnostic Imaging System and its M2ATM imaging capsule in the United States.

"We are pleased by the market's strong acceptance of the M2A capsule and believe this substantiates its positioning as a patient-friendly, effective diagnostic procedure for a broad range of gastrointestinal disorders," said Dr. Gavriel Meron, president and chief executive officer of Given Imaging. "We have established a worldwide sales and marketing network that covers nineteen countries, and our first customers are already making repeat orders for M2A capsules."

Key highlights of the third quarter included:

     -    Initiation of commercial sales.

     -    Receiving FDA clearance of the Given(R)Diagnostic Imaging System

     - Building a worldwide sales and marketing network that now covers 19 countries. Given's direct sales organization covers five countries (U.S., Germany, France, Australia and Israel) and distribution agreements have been signed to address Given's other markets: In the
          Americas:  Brazil,  Canada,  Mexico,  Puerto  Rico and  Venezuela;  in
          Europe: Austria Belgium, Finland, Italy, Portugal, Spain, The Netherlands, and Sweden; and in the Pacific: New Zealand.

     - Signing an agreement with Pemstar (Nasdaq: PMTS) to build and operate production lines for the M2A capsule, both in Israel and in the U.S.

Third Quarter Financials
------------------------

Revenues totaled $1.3 million during the quarter ending September 30, 2001, and gross profit was 39.6% of revenues.

Net loss in the third quarter of 2001 was $4.8 million and for the nine months ended September 30, 2001, the net loss was $12.2 million. On an adjusted, post-offering basis, the loss per share was $0.19 per share for the third quarter and $0.49 per share for the nine months. The number of outstanding shares following the IPO is 25,104,913 shares.

Outlook
-------

Given Imaging will focus on continuing to penetrate the global markets, gain reimbursement, and scale up production to meet growing demand.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                                      September 30,               December 31,
                                                          2001                       2000
                                                      -----------                  ---------
                                                      (Unaudited)                  (Audited)
Assets

Cash and cash equivalents                                   $6,558                 $21,360
Current assets                                               4,901                   1,362
                                                             -----                   -----
Total current assets                                        11,459                  22,722

Fixed assets, net                                            3,808                   2,248

Other assets, net                                            2,883                     560
                                                             -----                 -------
 Total Assets                                              $18,150                 $25,530
                                                           =======                 =======



Liabilities and shareholders' equity

Current liabilities                                         3,703                   2,138
Deferred revenue                                               36
                                                            -----                  ------
Total current liabilities                                   3,739                   2,138

Long-term liabilities                                         482                     317

Shareholders' equity                                       13,929                  23,075
                                                           ------                  ------


Total liabilities and shareholders' equity               $ 18,150                $ 25,530
                                                         ========                ========

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                      Consolidated Statements Of Operations
                    U.S. $ in thousands except per share data

                                                             Nine month period ended    Three month period ended
                                                                  September 30,              September 30,
                                                             -----------------------    -----------------------
                                                                 2001         2000         2001          2000
                                                             ----------    ---------    ---------    -----------
                                                             (Unaudited)   (Unaudited) (Unaudited)   (Unaudited)

Revenues                                                          $1,256            -       $1,256
                                                                                                               -

Cost of goods sold                                                  (759)           -         (759)             -
                                                                  ------      -------        -----        -------

Gross profit                                                         497           -           497             -

Research and development costs                                    (4,032)     (2,344)       (1,464)         (970)
Marketing expenses                                                (7,565)     (1,546)       (3,272)         (694)
General and administrative expenses                               (1,599)       (825)         (693)         (405)
                                                                  ------        ----          ----          ----
Operating Expenses                                               (13,196)     (4,715)       (5,429)       (2,069)

Net Income (loss)                                              $ (12,193)   $ (4,592)     $ (4,799)     $ (2,018)
                                                               =========    ========      ========      ========

Basic and diluted income (loss) per
 Ordinary Share                                                    $(1.6)    $(0.74)       $(0.62)       $(0.43)
                                                                   =====     ======        ======        ======

Ordinary Shares outstanding used in basic and
diluted income (loss) per Ordinary Share calculation (1)       8,807,490   8,804,190     8,814,090     8,804,190
                                                     ==        =========   =========     =========     =========


Additional per share information:
--------------------------------
Pro forma income (loss) per ordinary shares                       $(0.72)                   $(0.28)
                                                                  ======                    ======

Ordinary shares outstanding used in pro forma
 income (loss) per ordinary share calculation (2)              19,604,913                19,604,913
                                                               ==========                ==========


Diluted income (loss) per ordinary share on an as
adjusted basis post public offering.                               $(0.49)                   $(0.19)
                                                                   ======                    ======

Ordinary shares outstanding post public offering (3)           25,104,913                25,104,913
                                                               ==========                ==========



(1) Reflects a three-for-five share consolidation of ordinary shares subsequent to balance sheet date.

(2) Reflects the following events which occurred subsequent to balance sheet date: (i) exercise of all options held by certain shareholders (ii) conversion of all outstanding preferred shares into ordinary shares and
     (iii) a three-for-five share consolidation of ordinary shares.

(3)  Excluding stock based compensation.

                                      # # #

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," "intends" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of pending and future litigation, the reimbursement policies for our product from healthcare payors, and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                                                                       EXHIBIT B







                               Given Imaging Ltd.
                         And Its Consolidated Subsidiary
                          (A Development Stage Company)

                    Interim Consolidated Financial Statements
                            as of September 30, 2001
                                   (Unaudited)

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                   Index to Consolidated Financial Statements



                                                                          Page

Independent Auditors' Review Report                                         2

Consolidated Balance Sheets                                                 3

Consolidated Statements of Operations                                       5

Consolidated Statements of Changes in Shareholders' Equity                  6

Consolidated Statements of Cash Flows                                       8

Notes to the Consolidated Financial Statements                             10

The Board of Directors
Given Imaging Ltd.

Dear Sirs,

Review of the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2001

At your request, we have reviewed the interim consolidated balance sheets of Given Imaging Ltd. ("the Company") (a development stage company) as at September 30, 2001, and the related consolidated statements of operations, statements of changes in shareholders' equity and consolidated statements of cash flows for the three and nine month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries, of those responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in the United States

Sincerely yours,


Somekh Chaikin
Certified Public Accountants (Isr.)

November 6, 2001

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data


                                                               September 30,        December 31,
                                                          -----------------------  --------------
                                                             2001         2000         2000
                                                          ----------   ---------   --------------
                                                          (Unaudited)  (Unaudited)   (Audited)
Assets

Current assets
 Cash and cash equivalents                                  $ 6,558      $15,481        $21,360
 Accounts receivable:
   Trade                                                        809            -              -
   Other                                                        793          205            319
 Inventories                                                  2,640          381            619
 Prepaid expenses                                               184          155            165
 Advances to suppliers                                          475            -            259
                                                             ------       ------         ------

Total current assets                                         11,459       16,222         22,722
                                                             ------       ------         ------

 Deposits                                                        72           34             47

 Assets held for severance benefits                             280           87            115

 Fixed assets, less accumulated depreciation                  3,808        1,605          2,248

 Other assets, at cost, less accumulated amortization         2,531          194            398
                                                             ------       ------         ------

 Total Assets                                               $18,150      $18,142        $25,530
                                                            =======      =======        =======

1
The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                                                                September 30,              December 31,
                                                                         ---------------------------       -------------
                                                                           2001              2000              2000
                                                                         ---------        ----------       -------------
                                                                        (Unaudited)       (Unaudited)        (Audited)

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                        $   64            $   56            $   57
Accounts payable:
  Trade                                                                        2,120               804             1,442
  Other                                                                        1,519               435               638
Related parties                                                                    -                 -                 1
Deferred revenue                                                                  36                 -                 -
                                                                             --------           -------           -------
Total current liabilities                                                      3,739             1,295             2,138
                                                                             --------           -------           -------
Long-term liabilities
Obligation under capital lease, net                                              136               178               163
Liability for employee severance benefits                                        346               127               154
                                                                             --------           -------           -------
Total long-term liabilities                                                      482               305               317
                                                                             --------           -------           -------
Total liabilities                                                              4,221             1,600             2,455
Shareholders' equity
Share capital:
Series A Preferred Shares (liquidation preference, $ 33 million),
 NIS 0.01 par value each (27,000,000 shares authorized;
 7,053,020, 15,193,086 and  15,193,086 shares issued and fully paid
 at September 30, 2000, 2001 and  December 31, 2000  respectively)                38                19                38
Ordinary A shares NIS 0.01 par value each (8,000,000 authorized;
 0, 0 and 0 shares issued and fully paid at September 30, 2000, 2001 and
 December 31, 2000 respectively)                                                   -                 -                 -
Ordinary Shares, NIS 0.5 par value each (40,000,000 shares
 authorized;  8,804,190, 8,823,990 and 8,804,190 shares issued and fully
 paid at September 30, 2000, 2001 and December 31, 2000, respectively)            37                37                37
Additional paid-in capital                                                    35,849            20,138            35,519
Receipts on account of shares                                                  2,745             5,829                  -
Unearned compensation                                                           (488)             (369)             (460)
Deficit accumulated during the development stage                             (24,252)           (9,112)          (12,059)
                                                                              ------            ------            -------
Total shareholders' equity                                                    13,929            16,542            23,075
                                                                              ------            ------            -------
Total liabilities and shareholders' equity                                  $ 18,150          $ 18,142          $ 25,530
                                                                            ========          =========         =========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                      Consolidated Statements Of Operations
                    U.S. $ in thousands except per share data

                                                                                                                        Amounts
                                                     Nine month period ended  Three month period ended  Year ended   Accumulated
                                                          September 30,            September 30,        December 31, During the
                                                     -----------------------  ------------------------  -----------   Development
                                                        2001        2000         2001         2000         2000        Stage
                                                     ----------  -----------  ----------   -----------  -----------  -------------
                                                     (Unaudited) (Unaudited)  (Unaudited)  (Unaudited)  (Audited)   (Unaudited)


Revenues                                                $1,256         $  -      $ 1,256        $   -       $   -      $ 1,256
Cost of goods sold                                        (759)           -         (759)           -           -         (759)
                                                     ----------    --------     ---------    ---------   --------    ----------
Gross profit                                               497            -          497            -           -          497

Research and development costs
Research and development, gross                         (4,076)      (2,656)      (1,464)      (1,009)     (4,137)     (11,266)
Royalty bearing participation                               44          312            -           39         312        1,184
                                                     ----------    --------     ---------    ---------   --------    ----------
                                                        (4,032)      (2,344)      (1,464)        (970)     (3,825)     (10,082)

Marketing expenses                                      (7,565)      (1,546)      (3,272)        (694)     (2,923)     (10,552)

General and administrative expenses                     (1,599)        (825)        (693)        (405)     (1,224)      (3,473)
                                                     ----------    --------     ---------    ---------   --------    ----------

Operating Income (loss)                                (12,699)      (4,715)      (4,932)      (2,069)     (7,972)     (23,610)

Financing income, net                                      506          123          133           51         433        1,022
                                                     ----------    --------     ---------    ---------   --------    ----------

Income (loss) before taxes on income                   (12,193)      (4,592)      (4,799)      (2,018)     (7,539)     (22,588)
Taxes on income                                              -            -            -            -           -            -
                                                     ----------    --------     ---------    ---------   --------    ----------

Net Income (loss)                                    $ (12,193)    $ (4,592)    $ (4,799)    $ (2,018)   $ (7,539)   $ (22,588)
                                                     ==========   ==========    =========    =========   ========    ==========
Basic and diluted income (loss) per
 Ordinary Share                                          $(1.6)     $(0.74)      $(0.62)      $(0.43)     $(1.13)
                                                     ==========   ==========    =========    =========   ========

Ordinary Shares outstanding used in basic
and diluted income (loss) per Ordinary Share
calculation (1)                                       8,807,490    8,804,190    8,814,090    8,804,190   8,804,190
                                                     ==========   ==========    =========    =========   =========

Pro forma income (loss) per ordinary shares             $(0.72)                   $(0.28)
                                                     ==========                 =========

Ordinary shares outstanding used in pro
forma income (loss) per ordinary share
calculation (2)                                      19,604,913               19,604,913
                                                     ==========               ==========




(1) Reflects a three-for-five share consolidation of ordinary shares subsequent to balance sheet date (see Note 4).
(2) Reflects the following events which occurred subsequent to balance sheet date (see Note 4): (i) exercise of all options held by certain shareholders
     (ii) conversion of all outstanding preferred shares into ordinary shares and (iii) a three-for-five share consolidation of ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
           Consolidated Statements Of Changes In Shareholders' Equity
                    U.S. $ in thousands except per share data


                                                                                                                    Deficit
                                                                                             Receipts              Accumulated
                                                                                               on                    During
                                                                                  Additional  Account                 the
                                                Series A                           Paid-In     of      Unearned    Development
                                            Preferred Shares   Ordinary Shares(1) Capital(2)  Shares  Compensation   Stage     Total
                                            ----------------   -----------------  ---------  -------  -----------  ----------- -----
                                            Shares    Amount   Shares     Amount
                                            ------    -----    ------     ------
Nine month period ended September 30, 2001
Changes during the period:
Balance as of December 31, 2000 (Audited)    15,193,086 38    8,804,190     37      35,519      -       (460)    (12,059)  23,075

Employees' stock options                          -      -            -      -         298      -       (298)          -        -
Amortization of unearned compensation             -      -            -      -           -      -        270           -      270
Ordinary Shares issued in August                  -      -       19,800      -          32      -          -           -       32
Receipts on account of Shares                     -      -            -      -           -    2,745        -                2,745
Net loss                                          -      -            -      -           -      -          -     (12,193)   (12,193)
                                             ---------- --    ---------     --      ------    -----     -----    --------   --------
Balance as of September 30, 2001
(Unaudited)                                  15,193,086 38    8,823,990     37      35,849    2,745     (488)    (24,252)   13,929
                                             ---------- --    ---------     --      ------    -----     -----    --------   --------

Nine month period ended September 30, 2000
Changes during the period:
Balance as of December 31, 1999 (Audited)         -      -    8,804,190     37       4,563      -       (293)     (2,856)   1,451
Receipts on account of Preferred Shares           -      -            -      -           -    5,829        -           -    5,829
Preferred Shares ($2.10) issued in           7,053,020  19            -      -      13,636      -          -           -    13,655
September
Dividend related to Preferred Shares in           -      -            -      -       1,664      -          -      (1,664)       -
September
Employees' stock options                          -      -            -      -         275      -       (275)          -        -
Amortization of unearned compensation             -      -            -      -           -      -        199           -      199
Net loss                                                                                                          (4,592)   (4,592)
                                             ---------- --    ---------     --      ------    -----     -----    --------   --------
Balance as of September 30, 2000
(Unaudited)                                  7,053,020  19    8,804,190     37      20,138    5,829     (369)     (9,112)   16,542
                                             ---------- --    ---------     --      ------    -----     -----    --------   --------

Three month period ended September 30,
 2001 (Unaudited)
Changes during the period:
Balance as of June 30, 2001                  15,193,086 38    8,804,190     37      35,817      -       (579)    (19,453)   15,860
Amortization of unearned compensation             -      -            -      -           -      -         91           -       91
Ordinary Shares issued in August                  -      -       19,800      -          32      -          -           -       32
Receipts on account of Shares                     -      -            -      -           -    2,745        -           -    2,745
Net loss                                          -      -            -      -           -      -          -      (4,799)   (4,799)
                                             ---------- --    ---------     --      ------    -----     -----    --------   --------
Balance as of September 30, 2001
(Unaudited)                                  15,193,086 38    8,823,990     37      35,849    2,745     (488)    (24,252)   13,929
                                             ---------- --    ---------     --      ------    -----     -----    --------   --------

Three months ended September 30, 2000
 (Unaudited)
Changes during the period:
Balance as of June 30, 2000                       -      -    8,804,190     37       4,570    4,944     (170)     (5,430)   3,951
Receipts on account of Preferred Shares in        -      -            -      -           -    885          -           -      885
September
Preferred Shares ($2.10) issued in           7,053,020  19            -      -      13,636      -          -           -    13,655
September
Dividend related to Preferred Shares in           -      -            -      -       1,664      -          -      (1,664)       -
September
Employees' stock options                          -      -            -      -         268      -       (268)          -        -
Amortization of unearned compensation             -      -            -      -           -      -         69           -       69
Net loss                                                                                                          (2,018)   (2,018)
                                             ---------- --    ---------     --      ------    -----     -----    --------   --------
Balance as of September 30, 2000
(Unaudited)                                  7,053,020  19    8,804,190     37      20,138    5,829     (369)     (9,112)   16,542
                                             ---------- --    ---------     --      ------    -----     -----    --------   --------



(1) After bonus shares effect and a three-for-five share consolidation of ordinary shares subsequent to balance sheet date (see Note 4).
(2)  Net of issuing costs.


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
       Consolidated Statements Of Changes in Shareholders' Equity (cont'd)
                    U.S. $ in thousands except per share data


                                                                                                                   Deficit
                                                                                             Receipts            Accumulated
                                                                                               on                  During
                                                                                  Additional  Account                the
                                                  Series A                         Paid-In     of      Unearned   Development
                                               Preferred Shares Ordinary Shares(1)Capital(2)  Shares Compensation    Stage     Total
                                               ---------------- ----------------- ----------  -----  ------------ ------------ -----
                                                Shares Amount   Shares    Amount
                                               ------- -------- -------   -------

Year ended December 31, 2000 (Audited)
Changes during the year:
Balance as of December 31, 1999                   -      -    8,804,190     37       4,563      -       (293)      (2,856)    1,451
Receipts on account of Preferred Shares in
 February                                         -      -            -      -       4,944      -          -            -    4,944
Preferred Shares ($2.10) issued in           15,050,433 38            -      -      23,366      -          -            -    23,404
September
Non cash issuance of Preferred Shares
 ($2.10) in September                        142,653     -            -      -         300      -          -            -      300
Dividend related to Preferred Shares in
 September                                        -      -            -      -       1,664      -          -       (1,664)       -
Employees' stock options                          -      -            -      -         434      -       (434)           -        -
Non-employees' stock options                      -      -            -      -         248      -          -            -      248
Amortization of unearned compensation             -      -            -      -           -      -        267            -      267
Net loss                                          -      -            -      -           -      -          -       (7,539)   (7,539)
                                             ---------- ---   ---------    ----     ------    ----      ----       ------    ------
Balance as of December 31, 2000 (Audited)    15,193,086  38   8,804,190     37      35,519      -       (460)      (12,059)  23,075
                                             ---------- ---   ---------    ----     ------    ----      ----       ------    ------
Amounts accumulated during the
 development stage
Ordinary Shares issued                            -      -    8,804,190     37       3,944      -          -            -     3,981
Preferred shares issued                      15,193,086 38            -      -      28,610      -          -            -    28,648
Dividend related to Preferred Shares              -      -            -      -       1,664      -          -       (1,664)       -
Employees' stock options                          -      -            -      -       1,383      -     (1,383)           -        -
Non-employees' stock options                      -      -            -      -         248      -          -            -      248
Amortization of unearned compensation             -      -            -      -           -      -        895            -      895
Receipts on account of preferred shares           -      -            -      -           -    2,745        -            -    2,745
Net loss                                          -      -            -      -           -      -          -       (22,588) (22,588)
                                             ---------- ---   ---------    ----     ------    ----      ----       ------    ------
Balance as of September 30, 2001
(Unaudited)                                  15,193,086 38    8,823,990     37      35,849    2,745   (488)        (24,252)  13,929
                                             ---------- ---   ---------    ----     ------    ----      ----       ------    ------

(1) After bonus shares effect and a three-for-five share consolidation of ordinary shares subsequent to balance sheet date (see Note 4).
(2)  Net of issuing costs.


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                      Consolidated Statements Of Cash Flows
                    U.S. $ in thousands except per share data


                                                                                                                        Amounts
                                                     Nine month period ended  Three month period ended  Year ended    Accumulated
                                                          September 30,            September 30,        December 31,   During the
                                                     -----------------------  -----------------------  ------------   Development
                                                        2001        2000         2001         2000         2000          Stage
                                                     ----------- -----------  -----------  ----------  ------------ --------------
                                                     (Unaudited) (Unaudited)  (Unaudited)  (Unaudited)   (Audited)    (Unaudited)

 Cash flows from operating activities:
 Net income (loss)                                     ($12,193)   ($ 4,592)   ($ 4,799)     ($ 2,018)     ($ 7,539)   ($22,588)

 Adjustments required to reconcile net loss to net cash used in operating activities:

 Depreciation and amortization                              717         169         312            78           289       1,081
 Financing expenses on capital lease obligation              (5)          -          (4)            -             6           2
 Employees' stock options compensation                      270         199          91            69           267         895
 Non employees' stock options compensation                    -                       -             -           248         248
 Severance benefits, net                                     27          34          10            23            33          66
 Loss from sales of fixed assets                             10           -           -             -             1          11
 Decrease in accounts receivable - trade                   (809)          -        (809)            -             -        (809)
 (Increase) in accounts receivable                         (474)       (238)       (320)          (43)         (224)       (793)
 Increase in prepaid expenses                               (19)          -         (59)            -          (138)       (184)
 (Increase) in advances to suppliers                       (216)          -        (463)            -          (259)       (475)
 Increase in inventory                                   (2,021)       (381)       (236)         (371)         (619)     (2,640)
 Increase in accounts payable                             1,572         795         923           316         1,631       3,644
 Increase (decrease)in deferred revenue                      36           -         (80)                          -          36
 Decrease in payable to related parties                      (1)        (14)         (1)           (5)          (13)          -
                                                       ---------   --------    ---------     ---------     ---------   ---------
 Net cash used in operating activities                 ($13,106)   ($ 4,028)   ($ 5,435)     ($ 1,951)     ($ 6,317)   ($21,506)
                                                       ---------   --------    ---------     ---------     ---------   ---------

 Cash flows from investing activities:
 Purchase of  fixed assets and other assets            ($ 2,930)   ($ 1,431)   ($   771)     ($   541)     ($ 2,402)   ($ 5,651)
 Proceeds from sales of fixed assets                          -           -           -             -             3           3
 Refund of deposit                                            -           -           -             -            11          11
 Deposit                                                    (25)        (23)         (7)          (18)          (47)        (83)
                                                       ---------   --------    ---------     ---------     ---------   ---------
 Net cash used in investing activities                 ($ 2,955)   ($ 1,454)   ($   778)      ($  559)     ($ 2,435)   ($ 5,720)
                                                       ---------   --------    ---------     ---------     ---------   ---------
 Cash flows from financing activities:
 Issue expenses                                        ($ 1,462)      $   -    ($   717)        $   -         $   -    ($ 1,462)
 Proceeds from loans received from parent company             -           -           -             -             -          119
 Principal payments on loans to parent company                -           -           -             -             -         (62)
 Principal payments on capital lease obligation             (43)        (38)        (13)          (14)          (54)       (123)
 Proceeds from the issuance of Ordinary Shares               32      13,655          32        13,655             -       3,924
 Proceeds on account of share capital                     2,745       5,829       2,745           885             -       2,745
 Proceeds from the issuance of Series A
  preferred Shares                                            -           -           -             -        28,648      28,648
                                                       ---------   --------    ---------     ---------     ---------   ---------
 Net cash provided by financing activities              $ 1,272     $19,446     $ 2,047       $14,526       $28,594     $33,789
                                                       ---------   --------    ---------     ---------     ---------   ---------

 Effect of exchange rate changes on cash                  ($ 13)        $ 9         $ 6            $4          $ 10        ($ 5)
                                                       ---------   --------    ---------     ---------     ---------   ---------

 Increase  in cash and cash equivalents                ($14,802)    $13,973    ($ 4,160)      $12,020       $19,852      $6,558
 Cash and cash equivalents at beginning of period        21,360       1,508      10,718         3,461         1,508           -
                                                       ---------   --------    ---------     ---------     ---------   ---------
 Cash and cash equivalents at end of period             $ 6,558     $15,481     $ 6,558       $15,481       $21,360      $6,558
                                                       =========   ========    =========     =========     =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                 Consolidated Statements of Cash Flows (Cont'd)
                    U.S. $ in thousands except per share data


(a) Non-cash transactions



                                                                                                               Amounts
                                Nine month period ended        Three month period ended       Year ended     Accumulated
                                     September 30                    September 30            December 31     During the
                               -------------------------     --------------------------     ------------       Development
                                  2001           2000            2001            2000            2000           Stage
                               -----------    ---------      -----------     ----------     ------------     ------------
                              (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)      (Audited)      (Unaudited)


 Capital lease obligations           28             53               -               -           $  53           $ 321
 Deemed dividend                      -              -               -               -         $ 1,664         $ 1,664


(b) Supplementary cash flow information



                                                                                                               Amounts
                                Nine month period ended        Three month period ended       Year ended     Accumulated
                                     September 30                    September 30            December 31     During the
                               -------------------------     --------------------------     ------------       Development
                                  2001           2000            2001            2000            2000           Stage
                               -----------    ---------      -----------     ----------     ------------     ------------
                              (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)      (Audited)      (Unaudited)


 Interest paid                      $10           $13              $ 4             $5             $17             $35
 Income taxes paid                  $51           $11              $13             $5             $19             $86





The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                 Notes To The Consolidated Financial Statements
                    U.S. $ in thousands except per share data

Note 1 - Organization and Summary of Significant Accounting Policies

         A.    Description of business

         Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenue from sales of its products commencing the third quarter of 2001. Due in large part to the significant research and development expenditures required to develop its product, the Company has generated losses each year since its inception.

         On August 1, 2001, the U.S. Food and Drug Administration cleared the marketing in the United States of the Company's swallowable video capsule.

         The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products. There can be no assurance that the Company will be able to maintain the high technological quality of its product or to continue to develop or market its new products effectively.

         The Company devotes most of its efforts to activities such as: acquiring equipment, recruiting and training personnel, developing markets, starting up production and starting up sales, therefore it is considered a development stage Company.


         B.    Basis of presentation

         The accompanying unaudited consolidated financial statements were prepared in accordance with the generally accepted accounting principles in the United States. All adjustments which are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements, have been included. The results of operations for the period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

         The accompanying consolidated financial statements include the accounts of Given Imaging Ltd. and its wholly owned subsidiaries in the United States, Europe and Australia. The accounts of the subsidiaries are consolidated from the date of inception. All significant intercompany balances and transactions have been eliminated in consolidation.

         The accounting policy applied in these interim financial statements is consistent with that applied to the audited financial statements as at December 31, 2000.


         C.    Functional and reporting currency

         The accounting records of Given Imaging Ltd. are maintained in New Israeli Shekels ("NIS") and U.S. dollars. The Company's functional and reporting currency is the U.S dollar.

         Transactions denominated in foreign currencies other than the U.S. dollar are translated into the reporting currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of operations.

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                 Notes To The Consolidated Financial Statements
                    U.S. $ in thousands except per share data

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

         D.   Revenue Recognition

         The Company derives substantially all of its revenue from sales of its gastrointestinal diagnostic system (Given System). The Given System consists principally of the disposable M2A color-imaging capsule, a portable data recorder with an array of sensors and a computer workstation equipped with the Company's proprietary RAPID software.

         The Company recognizes revenue from sale of the Given System upon shipment. The Company's agreements with its customers and distributors do not contain product return rights.

         The Company accrues estimated warranty costs at the time of shipment based on contractual rights and historical experience. Product returns due to defects are insignificant and are included in warranty costs. For sale contracts which include a Post Contract Customer Support ("PCS") component, revenues from PCS are deferred and recognized ratably over the term of the support period, generally one year.

Note 2 - Shareholders' Equity

         Shareholders' equity

         1) On August 20, 2001, the Company's Board of Directors resolved to grant four of its directors options to purchase 25,000 shares each upon the Initial Public Offering (IPO) of the Company's shares, at an exercise price equal to the IPO per share price.

               Upon each anniversary of service at the Board following the IPO, each such director will be granted an additional option to purchase 8,000 shares. Each such option shall be exercisable at the shares' market price on the date of the grant.

         2) On August 20, 2001, the Company's Board of Directors resolved to issue and sell to a consultant 33,000 Ordinary Shares of the Company, par value NIS 0.01 per share for a total purchase price of $33.

               The Company's Board of Directors resolved to grant in the name of the consultant a 10 year non-assignable Warrant to purchase 5,093 Ordinary Shares of the Company, par value NIS 0.01 per shares ("Ordinary Shares"), fully vested as of the date of grant at an exercise price of $6.48 per share.

         3) On July 29, 2001, the Company's Board of Directors resolved, pursuant to the terms of investment by Orbimed Investors LLP. and funds managed thereby (Orbimed Group) to grant Orbimed Group 10 year non-assignable Warrants to purchase 10,000 Ordinary Shares of the Company, par value NIS 0.01 per shares ("Ordinary Shares"), each Warrant for the number of Ordinary Shares specified opposite to each such entity's name, fully vested as of the date of grant and exercisable at an exercise price of $ 2.103 per share.

         4)    See Note 4 as to the IPO of the Company's shares.


Note 3 - Commitments and Contingencies

         To facilitate the transition of the Company to automated production, it entered into a purchase and sale agreement with Pemstar, Inc., a U.S. electronics manufacturing service and equipment company (Pemstar), pursuant to which the Company issued purchase orders for two semi-automated production lines, the first to be installed in Israel in January 2002 and the second to be stored as a standby production line at its facilities in the United States for operation as a back-up facility upon 60 days notice.

         Pemstar is responsible for the design, manufacture, installation and testing of each production line, and for training Company personnel to operate the production lines.

         As of September 30, 2001, the Company's remaining contingent commitment under this contract is $1,107.

         The Company has also entered into a one year non-exclusive technical services agreement with Pemstar, pursuant to which Pemstar will provide it technical services relating to the manufacture of the M2A capsule and purchasing the components necessary for producing the M2A capsule, either through the Company or directly from the suppliers.

         In consideration for providing these services to the Company, the Company will pay monthly to Pemstar a fixed amount for each functional M2A capsule that is delivered to the Company. This amount will decrease as the volume of M2A capsules produced increases. The Company has an option to extend the term of the technical services agreement for an additional year on the same terms and for an additional two years on negotiated terms.



Note 4 - Subsequent Events

         In October 2001, the Company offered 5* million Ordinary shares in an Initial Public Offering (IPO) on the NASDAQ and also, in a private placement, offered PW Juniper Crossover Fund, LLC 500,000 * Ordinary shares. The price of both the Public Offering and the Private Offering was set at $12 per share.
         The underwriters received a 30-day option to purchase additional 750,000 Ordinary shares on the same terms and conditions as set forth in the Public Offering, to cover over allotments.

         On October 10, 2001, the Company received the total proceeds, net of an underwriting discount of $55.8 million.

         Prior to the offering, the Company:

         (1) issued 1,665,000 * Ordinary Shares upon the exercise of all outstanding options held by certain of its shareholders (excluding options issued under its 1998 and 2000 employee stock option plans and options issued to the OrbiMed investors and to a consultant) and received $5 million from the exercise of these options.

         (2) converted all of its Preferred Shares into Ordinary Shares on a 1-to-1 basis before the share consolidation referred to below; and

         (3) commenced a three-for-five share consolidation of its ordinary shares, following the conversion of the Company's preferred shares into ordinary shares.

         * After a three-for-five share consolidation effect.